SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2014
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

CALL NOTICE – ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING

The Shareholders of TIM Participações S.A. (“Company”) are called upon, as set forth in the Section 124 of the Brazilian Law Nr. 6,404/1976, to attend the Company’s Annual and Extraordinary Shareholders’ Meeting to be held on April 10th, 2014, at 11 am, at the Company’s head office, located at Avenida das Américas, Nr. 3,434, 1st Building, 6th floor, Barra da Tijuca, in the City and State of Rio de Janeiro, in order to resolve on the following Agenda:

On Annual Shareholders` Meeting:
(1) To resolve on the management’s report and the financial statements of the Company, dated as of December 31st, 2013; (2) To resolve on the proposed Company’s capital budget; (3) To resolve on the management’s proposal for the allocation of the results related to the fiscal year of 2013 and distribution of dividends by the Company; (4) To resolve on the composition of the Fiscal Council of the Company and to elect its regular and alternate members; and (5) To resolve on the proposed compensation for the Company’s Administrators and the members of the Fiscal Council of the Company, for the year of 2014.

On Extraordinary Shareholders` Meeting:
(1) To resolve on the Company’s Long Term Incentive (Stock Option Plan); and (2) To resolve on the proposed extension of the Cooperation and Support Agreement, to be entered into Telecom Italia S.p.A., on one side, and TIM Celular S.A. and Intelig Telecomunicações Ltda., on the other, with the Company as intervening party.

General Instructions:

  All the documents and information pertinent to the subjects to be analyzed and resolved on at the Shareholders’ Meeting are at the shareholders’ disposal at the Company’s head office, as well as in the websites www.tim.com.br/ri, www.cvm.gov.br and www.bmfbovespa.com.br.
  The Shareholder interested in exercising its voting right in this Shareholder’s Meeting may do it through the website www.tim.com.br/ri.
  The shareholders or their qualified representatives shall observe, for participation in the Shareholders’ Meeting called upon herein, the provisions set forth in the Section 126 of the Brazilian Law Nr. 6,404/1976 and the sole paragraph of the Section 12 of the Company’s By-Laws. Accordingly, the shareholders to be represented at the Shareholders’ Meeting shall deposit at the Company’s headquarter the respective documentation which support such shareholders’ representation, including the power of attorney and/or articles of incorporation and corporate acts related to the appointment, as the case may be, and the representative’s identification document, in up to two (02) business days prior to the Shareholders’ Meeting. Within the same term, the holders of book entry shares or shares held in custody shall deposit copies of the identity card and the respective share statement issued at least five (05) business days prior to the Shareholders’ Meeting. The documentation mentioned herein shall be forwarded to the following address: TIM Participações S.A., Investor Relations Officer, Mr. Rogério Tostes Lima, Avenida das Américas, Nr. 3,434, 1st Building, 6th floor, Zip Code: 22.640-102, Barra da Tijuca, in the City and State of Rio de Janeiro.

Rio de Janeiro (RJ), March 10th, 2014.

Franco Bertone
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 10, 2014	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.